U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No.

Post-Effective Amendment No.

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 21

(Check appropriate box or boxes)

FSI LOW BETA ABSOLUTE RETURN FUND

(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 657-3812

Paul Leone

Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(Name and Address of Agent for Service)

Gary W. Gould, Principal

Executive Officer

FSI Low Beta Absolute Return Fund

320 South Boston, Suite 1130, Tulsa, OK 74103-4700

COPIES TO: Thomas G. Sheehan, Esq.

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7182

It is proposed that this filing will become effective (check appropriate box):

[X]	immediately upon filing pursuant to Section 8(c) under the Securities Act of 1933.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements (included in Part A): Financial Highlights for the period September 1, 2019-August 31, 2020 (audited)

Financial Highlights for the period September 1, 2018-August 31, 2019 (audited)

Financial Highlights for the period September 1, 2017-August 31, 2018 (audited)

Financial Highlights for the period September 1, 2016-August 31, 2017 (audited)

Financial Highlights for the period September 1, 2015-August 31, 2016 (audited)

Financial Highlights for the period September 1, 2014-August 31, 2015 (audited)

Financial Statements (included in Part B):

Financial Statements, appearing in the Fund's Annual Report for the period ended August 31, 2019 are incorporated into Part B by reference to the Registrant's August 31, 2019 annual unitholder report (audited)

(2)(a)	Agreement And Declaration of Trust of Registrant as amended and restated on April 2, 2013 (Exhibit incorporated by reference as filed as Exhibit (2)(a) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(b)	By-Laws of Registrant as amended and restated on December 18, 2012 (Exhibit incorporated by reference as filed as Exhibit (2)(b) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(c)	Not Applicable.

(d)	See Item 25(2)(a).

(e)	Dividend Reinvestment Plan dated as of May 15, 2017 – (Exhibit incorporated by reference as filed as Exhibit (2)(e) in post-effective amendment No. 4 via EDGAR on December 22, 2017, accession number 0001398344-17-016070).

(f)	Not applicable.

(g)	(1)	Investment Advisory Agreement between Financial Solutions, Inc. and Registrant dated February 26, 2013 (Exhibit incorporated by reference as filed as Exhibit (g)(1) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(2)	Sub-Advisory Agreement between Financial Solutions, Inc. and Meritage Capital LLC dated October 1, 2018 (Exhibit incorporated by reference as filed as Exhibit (g)(2) in Form N-2 via EDGAR on December 3, 2018, accession number 0001398344-18-017399).

(3)	Sub-Advisory Agreement between Financial Solutions, Inc. and Pluscios Management LLC dated February 26, 2013 (Exhibit incorporated by reference as filed as Exhibit (g)(3) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(h)	(1)	Distribution Agreement between Foreside Fund Services, LLC and Registrant dated April 9, 2013 (Exhibit incorporated by reference as filed as Exhibit (h) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(2)	Distribution Services Agreement between Foreside Fund Services, LLC and Financial Solutions, Inc. dated April 9, 2013 (Exhibit incorporated by reference as filed as Exhibit (h) (2) in pre-effective amendment No. 1 via EDGAR on December 18, 2015, accession number 0001398344-15-008333).

(3)	Distribution Agreement among Ultimus Fund Distributors, LLC, Financial Solutions, Inc. and Registrant. – (Exhibit incorporated by reference as filed as Exhibit (h)(3) in post-effective amendment No.2 via EDGAR on December 30, 2016, accession number 0001398344-16-022303).

(i)	Not applicable.

(j)	(1)	Global Custody Agreement between Registrant and Union Bank, N.A. dated January 14, 2013 (Exhibit incorporated by reference as filed as Exhibit (j) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(j)	(2)	Addendum to Global Custody Agreement between Registrant and Union Bank, N.A. dated November 25, 2013 (Exhibit incorporated by reference as filed as Exhibit (j) in post-effective amendment No. 3 via EDGAR on April 1, 2014, accession number 0001111830-14-000238).

(k)	(1)	Amended Services Agreement between Registrant and Ultimus Fund Solutions, LLC dated November 1, 2013 and amended as of February 4, 2014 (Exhibit incorporated by reference as filed as Exhibit (k)(2) in post- effective amendment No. 4 via EDGAR on November 12, 2014, accession number 0001111830-14-000830).

(2)	Amendment to the Services Agreement between Registrant and Ultimus Fund Solutions, LLC dated August 23, 2018 (Exhibit incorporated by reference as filed as Exhibit (k)(2) in Form N-2 via EDGAR on December 3, 2018, accession number 0001398344-18-017399).

(l)	Opinion and Consent of Counsel to the Trust – filed herewith.

(m)	Not applicable.

(n)	Independent Registered Public Accounting Firm Consent – filed herewith.

(o)	Not applicable.

(p)	Initial Capital Purchase Agreement dated March 15, 2013 (Exhibit incorporated by reference as filed as Exhibit (p) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(q)	Not applicable.

(r)	(1)	Code of Ethics adopted by Registrant as of November 4, 2016 – (Exhibit incorporated by reference as filed as Exhibit (2)(r)(1) in post-effective amendment No. 4 via EDGAR on December 22, 2017, accession number 0001398344-17-016070).

(2)	Code of Ethics adopted by Financial Solutions, Inc. (Exhibit incorporated by reference as filed as Exhibit (r) (2) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(3)	Code of Ethics adopted by Meritage Capital, LLC dated as of February 26, 2018 – (Exhibit incorporated by reference as filed as Exhibit (r)(3) in Form N-2 via EDGAR on December 3, 2018, accession number 0001398344-18-017399).

(4)	Code of Ethics adopted by Pluscios Management LLC (Exhibit incorporated by reference as filed as Exhibit (r)(4) in pre-effective amendment No. 2 via EDGAR on April 23, 2013, accession number 0001435109-13-000149).

(5)	Code of Ethics adopted by Ultimus Fund Distributors, LLC-(Exhibit incorporated by reference as filed as Exhibit (r)(5) in post-effective amendment No. 1 via EDGAR on November 23, 2016, accession number 0001398344-16-021066.)

Other Exhibits:

(A)	Powers of Attorney for Carol Befanis O’Donnell and William S. Reeser, Trustees of Registrant (Exhibit incorporated by reference as filed as Exhibit (2)(r)(1) in post-effective amendment No. 4 via EDGAR on December 22, 2017, accession number 0001398344-17-016070).

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance And Distribution

The following table sets forth the estimated annual expenses, payable by the Registrant in connection with the issuance and distribution of the securities covered by this registration statement.

Registration Fees	$4,382
Accounting fees and expenses	$28,000
Legal fees and expenses	$49,006
Printing and engraving	$0
Fund Service Fees	$58,244
Trustees	$34,112
Total	$173,744

Item 28.	Persons Controlled By or Under Common Control

Not applicable.

Item 29.	Number of Holders of Securities

Information set forth below is as of November 1, 2020.

Title of Class	Number of Record Holders
FSI Low Beta Absolute Return Fund	7

Item 30.	Indemnification

Section 8.2 of the Registrant’s Agreement and Declaration of Trust states:

The Trust shall indemnify each of its Trustees and officers and persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor, or otherwise, and may indemnify any trustee, director or officer of a predecessor organization (each a “Covered Person”), against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable attorneys’ and accountants’ fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which he or she may be involved or with which he or she may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Unitholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties involved in the conduct of such Covered Person’s office (such willful misfeasance, bad faith, gross negligence or reckless disregard being referred to herein as “Disabling Conduct”). Expenses, including attorneys’ and accountants’ fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of (a) an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article VIII and either (b) such Covered Person provides security for such undertaking, (c) the Trust is insured against losses arising by reason of such payment, or (d) a majority of a quorum of disinterested, non-party Trustees, or independent legal counsel in a written opinion, determines, based on a review of readily available facts, that there is reason to believe that such Covered Person ultimately will be found entitled to indemnification.

With respect to indemnification of the Adviser to the Trust, Section 7 of the Investment Advisory Agreement between the Trust and Financial Solutions, Inc. includes language similar to the following:

(a) The Adviser shall indemnify the Fund and its officers, directors, employees, affiliates and agents (each, a “Fund Indemnitee”) for, and shall defend and hold each Fund Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, the “Losses”) incurred by the Fund Indemnitee and arising from or in connection with the performance of this Agreement or a Subadvisory Agreement and resulting from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the breach of its fiduciary duty to the Fund under federal securities laws or state laws; provided, however, no such indemnification shall be required to the extent that the Losses result from the Fund’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or the Fund’s reckless disregard of its duties or obligations under this Agreement.

(b) The Fund shall indemnify the Adviser, its officers, directors, employees, affiliates and agents (each, an “Adviser Indemnitee”) for, and shall defend and hold each Adviser Indemnitee harmless from all Losses incurred by the Adviser Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, no such indemnification shall be required to the extent that the Losses result from the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement or a Subadvisory Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement or a Subadvisory Agreement, or the Adviser’s breach of its fiduciary duty under federal securities laws and state law.

(c) Upon the assertion of a claim for which a party may be required to indemnify an Fund Indemnitee or an Adviser Indemnity (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a) and 7(b) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

With respect to indemnification of Meritage Capital, LLC to the Trust, Section 7 of the Subadvisory Agreement between the Trust, Meritage Capital, LLC and Financial Solutions, Inc. includes language similar to the following:

(a) The Subadviser shall indemnify the Fund, the Adviser, and their respective officers, directors, employees, affiliates, and agents (each, a “Fund Indemnitee”) for, and shall defend and hold each Fund Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, “Losses”) incurred by the Fund Indemnitee and arising from or in connection with the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws; provided, however, the Subadviser shall not be required to indemnify a Fund Indemnitee to the extent that Losses result from the Fund or the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of their respective duties under this Agreement, the Fund’s or the Adviser’s reckless disregard of their respective duties or obligations under this Agreement, or the Adviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws.

(b) The Fund shall indemnify the Subadviser, its officers, directors, partners, employees, affiliates, and agents (each, a “Subadvisory Indemnitee”) for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, the Fund shall not be required to indemnify a Subadvisory Indemnity to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(c) The Adviser shall indemnify each Subadvisory Indemnitee for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement, or the Adviser’s breach of fiduciary duty under federal securities laws or state laws; provided, however, the Adviser shall not be required to indemnify a Subadvisory Indemnitee to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(d) Upon the assertion of a claim for which a party may be required to indemnify a Fund Indemnitee or Subadvisory Indemnitee (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a), 7(b), and 7(c) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

With respect to indemnification of Pluscios Management LLC to the Trust, Section 7 of the Subadvisory Agreement between the Trust, Pluscios Management LLC and Financial Solutions, Inc. includes language similar to the following:

(a) The Subadviser shall indemnify the Fund, the Adviser, and their respective officers, directors, employees, affiliates, and agents (each, a “Fund Indemnitee”) for, and shall defend and hold each Fund Indemnitee harmless from, all losses, costs, damages and expenses (including reasonable legal fees) (collectively, “Losses”) incurred by the Fund Indemnitee and arising from or in connection with the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws; provided, however, the Subadviser shall not be required to indemnify a Fund Indemnitee to the extent that Losses result from the Fund or the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of their respective duties under this Agreement, the Fund’s or the Adviser’s reckless disregard of their respective duties or obligations under this Agreement, or the Adviser’s breach of its fiduciary duty to the Fund under federal securities laws or state laws.

(b) The Fund shall indemnify the Subadviser, its officers, directors, partners, employees, affiliates, and agents (each, a “Subadvisory Indemnitee”) for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection with the performance of its duties under this Agreement; provided, however, the Fund shall not be required to indemnify a Subadvisory Indemnity to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(c) The Adviser shall indemnify each Subadvisory Indemnitee for, and shall defend and hold each Subadvisory Indemnitee harmless from all Losses incurred by the Subadvisory Indemnitee and arising from or in connection the Adviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Adviser’s reckless disregard of its duties or obligations under this Agreement, or the Adviser’s breach of fiduciary duty under federal securities laws or state laws; provided, however, the Adviser shall not be required to indemnify a Subadvisory Indemnitee to the extent that Losses result from the Subadviser’s bad faith, willful misfeasance, or gross negligence in the performance of its duties under this Agreement, the Subadviser’s reckless disregard of its duties or obligations under this Agreement, or the Subadviser’s breach of its fiduciary duty to the Fund under federal securities laws and state law.

(d) Upon the assertion of a claim for which a party may be required to indemnify a Fund Indemnitee or Subadvisory Indemnitee (each, an “Indemnitee”), the Indemnitee must promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all developments concerning such claim. The indemnifying party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify it except with the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed; notwithstanding Sections 7(a), 7(b), and 7(c) hereof, in the event the Indemnitee has not secured such consent from the indemnifying party, the indemnifying party shall have no obligation to indemnify the Indemnitee.

With respect to indemnification of the underwriter of the Trust, Sections 8 and 9 of the Distribution Agreement provide:

Distributor agrees to indemnify and hold harmless the Fund and each person who has been, is, or may hereafter be a Trustee, officer, employee, unitholder or control person of the Fund against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of Distributor or any agent or employee of Distributor or any other person for whose acts Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Fund; (ii) Distributor’s failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with its obligation under this Agreement; and (iii) Distributor’s failure to comply with applicable laws and the Rules of FINRA. The Distributor will advance attorneys’ fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification. The term “expenses” for purposes of this and the next paragraph includes amounts paid in satisfaction of judgments or in settlements which are made with Distributor’s consent. The foregoing rights of indemnification shall be in addition to any other rights to which the Fund or each such person may be entitled as a matter of law.

The Fund agrees to indemnify and hold harmless Distributor and each person who has been, is, or may hereafter be a director, officer, employee, unitholder or control person of Distributor against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based on matters to which this Agreement relates, except a loss resulting from the failure of Distributor or any such other person to comply with applicable law or the terms of this Agreement, or from willful misfeasance, bad faith or gross negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor’s duties or from the reckless disregard by any of such persons of Distributor’s obligations and duties under this Agreement, for all of which exceptions Distributor shall be liable to the Fund. The Fund will advance attorneys’ fees or other expenses incurred by any such person in defending a proceeding, upon the undertaking by or on behalf of such person to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

In order that the indemnification provisions contained in this Paragraph 9 shall apply, it is understood that if in any case the Fund may be asked to indemnify Distributor or any other person or hold Distributor or any other person harmless, the Fund shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that Distributor will use all reasonable care to identify and notify the Fund promptly concerning any situation which presents or appears likely to present the probability of such a claim for indemnification against the Fund. The Fund shall have the option to defend Distributor and any such person against any claim which may be the subject of this indemnification, and in the event that the Fund so elects it will so notify Distributor, and thereupon the Fund shall take over complete defense of the claim, and neither Distributor nor any such person shall in such situation initiate further legal or other expenses for which it shall seek indemnification under this Paragraph 9. If the Fund elects to assume the defense of any such claim, the defense shall be conducted by counsel chosen by it and reasonably satisfactory to the indemnified party, whose approval shall not be unreasonably withheld, as long as the Fund is conducting a good faith and diligent defense. In the event that the Fund elects to assume the defense of any suit and retain counsel, the indemnified party shall bear the fees and expenses of any additional counsel retained by it. Distributor shall in no case confess any claim or make any compromise in any case in which the Fund will be asked to indemnify Distributor or any such person except with the Fund’s written consent.

Notwithstanding any other provision of this Agreement, Distributor shall be entitled to receive and act upon advice of counsel for the Fund or its counsel for the independent trustees, and shall be without liability for any action reasonably taken or thing reasonably done pursuant to such advice, provided that such action is not in violation of applicable federal or state laws or regulations.

Item 31.	Business and Other Connections of Adviser

With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser’s Uniform Applications for Investment Adviser Registration (“Form ADV”) on file with the SEC (File No. 801-62917) dated May 20, 2020. The Adviser’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

With respect to Meritage Capital, LLC, the response to this Item is incorporated by reference to Meritage Capital, LLC’s Form ADV on file with the SEC (File No. 801-65011) dated October 16, 2020. Meritage Capital, LLC’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

With respect to Pluscios Management LLC, the response to this Item is incorporated by reference to Pluscios Management LLC’s Form ADV on file with the SEC (File No. 801-69256) dated March 24, 2020. Pluscios Management LLC’s Form ADV may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

Item 32.	Location of Accounts and Records

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained at the offices of Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. The records required to be maintained under Rule 31a-1(b)(1) with respect to journals of receipts and deliveries of securities and receipts and disbursements of cash are maintained at the offices of the Registrant's custodian, as listed under "Custodian" in the Statement of Additional Information included in this Registration Statement. The records required to be maintained under Rule 31a-1(b)(5), (6) and (9) are maintained at the offices of the Registrant's adviser or sub-adviser, as listed in Item 31 hereof.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not applicable.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, and State of Oklahoma, on the 30th day of December, 2020.

FSI Low Beta Absolute Return Fund

Principal Executive Officer

/s/ Gary W. Gould
Gary W. Gould, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on December 30, 2020.

(a)	Principal Executive Officer

/s/ Gary W. Gould
Gary W. Gould
Principal Executive Officer

(b)	Principal Financial Officer

/s/ Theresa Bridge
Theresa Bridge
Principal Financial Officer

(c)	A majority of the Trustees

/s/ Gary W. Gould
Gary W. Gould, Trustee

Carol Befanis O’Donnell, Trustee*

William S. Reeser, Trustee*

By:	/s/ Paul Leone
Paul Leone
As Attorney-in-fact*

*	Pursuant to powers of attorney filed herewith.

EX-99.2(n)	Consent of Independent Registered Public Accounting Firm